Exhibit 99.1

JA Solar Files Annual Report on Form 20-F

Company Revises Certain Items in its Financial Results for the Fourth Quarter and Fiscal Year 2013

SHANGHAI, China, April23, 2014 (GLOBE NEWSWIRE) — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that it filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 with the Securities and Exchange Commission of the United States. The annual report can be accessed on JA Solar’s investor relations website at http://investors.jasolar.com/. JA Solar will provide a hard copy of the annual report containing its audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request.

In addition, the Company also revised certain items in its financial results for the fourth quarter and fiscal year 2013, previously released on March 17, 2014. In the previous release, the Company reported positive operating cash flow of RMB 426.1 million ($70.4 million) in the fourth quarter of 2013 and positive operating cash flow of RMB 1.5 billion ($255.2 million) in fiscal year 2013.

After further review of the nature of certain payables, the Company has reclassified RMB 80 million ($ 13.2 million) from other payables to short-term borrowings as of December 31, 2013, such that:

•                  Operating cash flow in the fourth quarter 2013is positive RMB 366.1 million ($60.5 million), compared with the previously stated positive RMB 426.1 million ($70.4 million).

•                  Operating cash flow in fiscal year 2013 is RMB 1.4 billion ($242.0 million), compared with the previously stated RMB 1.5 billion ($255.2 million).

•                  Total short-term borrowings due 2014 were RMB 1.1 billion ($185.4 million), compared with the previously stated total short-term bank borrowings due 2014 of RMB 1.0 billion ($172.2 million).

The Company’s revised condensed consolidated balance sheets as of December 31, 2013 are included at the end of this press release.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2013, which was RMB 6.0537 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2013, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (138) 1079-1408

Email: gary.dvorchak@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Dec. 31,
	2012	2013	2013
	RMB’000	RMB’000	USD’000

ASSETS
Current assets:
Cash and cash equivalents	3,031,462	2,119,740	350,156
Restricted cash	194,379	588,413	97,199
Accounts receivable	1,723,090	1,044,111	172,475
Inventories	930,137	1,347,094	222,524
Advances to suppliers	294,653	401,472	66,319
Other current assets	976,658	851,203	140,609
Total current assets	7,150,379	6,352,033	1,049,282
Property and equipment, net	4,447,469	4,158,108	686,870
Project assets, net	—	47,746	7,888
Advances to suppliers	1,157,555	753,913	124,538
Long-term investment	50,910	48,802	8,061
Other long term assets	326,153	521,092	86,078
Total assets	13,132,466	11,881,694	1,962,717
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	972,730	1,122,352	185,399
Accounts payable	1,313,535	1,882,631	310,988
Advances from customers	76,875	202,723	33,487
Current portion of long term borrowings	1,850,500	936,163	154,643
Convertible Bond	708,548	—	—
Derivative liabilities-current	—	31,106	5,138
Accrued and other liabilities	966,351	865,909	143,039
Total current liabilities	5,888,539	5,040,884	832,694
Long-term borrowings	2,088,139	1,554,000	256,703
Derivative liabilities-non current	—	154,259	25,482
Other long term liabilities	262,964	428,472	70,779
Total liabilities	8,239,642	7,177,615	1,185,658
Total JA Solar Holdings shareholders’ equity	4,892,824	4,620,262	763,213
Noncontrolling interest	—	83,817	13,846
Total shareholders’ equity	4,892,824	4,704,079	777,059
Total liabilities and shareholders’ equity	13,132,466	11,881,694	1,962,717